UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021
Commission File Number: 001-39522
COMPASS PATHWAYS PLC
COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COMPASS Pathways plc

Appointment of Chief Medical Officer
On July 29, 2021, COMPASS Pathways plc (the “Company”) announced the appointment of Guy Goodwin, FMedCi, as the Company’s Chief Medical Officer. Dr. Goodwin is Emeritus Professor of Psychiatry at The University of Oxford. He was formerly WA Handley Chair of Psychiatry and Head of the University’s Department of Psychiatry. Dr. Goodwin is a Fellow of the American College of Neuropsychopharmacology, and former President of the British Association for Psychopharmacology and of the European College of Neuropsychopharmacology. He is also an Emeritus Senior Investigator on the faculty of the UK National Institute for Health Research. He is currently Medical Director at P1vital, a clinical research and healthcare organization.
Pursuant to the terms of his employment agreement, Dr. Goodwin is entitled to an annual base salary of £324,450 and is also eligible for an annual incentive bonus targeted at 35% of his annualized base salary (and the ability to earn up to 125% of that target bonus amount in certain circumstances), based on such targets as the Company’s Board may fix from time to time. Pursuant to the terms of his employment agreement, the Company may terminate Dr. Goodwin’s employment at any time in its sole discretion, with proper notice (“Notice Leave”). Upon such termination, Dr. Goodwin’s employment will terminate immediately and he will be entitled to receive a payment in lieu of notice equal to 3 months of his annual base salary. The Company may also terminate Dr. Goodwin’s employment, without notice, in the event that the Board of Directors of the Company, in their reasonable opinion, determines Dr. Goodwin has engaged in conduct as outlined in Section 20 of the employment agreement. Upon such termination, Dr. Goodwin’s employment will terminate immediately and he will not be entitled to any further payment. If upon a Change of Control (as defined in the employment agreement), the Company provides Notice Leave or Dr. Goodwin resigns in response to a fundamental breach of contract by the Company (“Executive Resignation”), Dr. Goodwin will be entitled to receive a payment equal to the gross value of (i) 12 months of his annual base salary, (ii) a sum equivalent to the pro rata bonus Dr. Goodwin would have received for the financial year in which his employment was terminated had he not been dismissed, subject to certain exceptions, and (iii) an amount equivalent to the cost of the Company providing Dr. Goodwin other employment benefits for 12 months. Following service of a Notice Leave by the Company or an Executive Resignation, the Company may by written notice place Dr. Goodwin on a period of Garden Leave (as defined in the employment agreement) for the whole or part of the remainder of his employment, during which time the Company is not required to provide any work, may revoke certain powers or require Dr. Goodwin carry out alternative duties. During such Garden Leave, Dr. Goodwin would be entitled to receive his basic annual salary but not entitled to receive any bonus or other incentive and would remain bound by his employment agreement.
In connection with Dr. Goodwin’s appointment as the Chief Medical Officer, Dr. Goodwin will also enter into the Company’s standard form of deed of indemnity, a copy of which was filed as Exhibit 10.6 to the Company’s Registration Statement on Form F-1/A (File No. 333-248484) filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020.

Dr. Goodwin has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Dr. Goodwin and any other person pursuant to which he was appointed as an officer of the Company.

The foregoing description of the employment agreement with Dr. Goodwin is qualified in its entirety by reference to the complete text of such agreement, which is attached hereto as Exhibit 10.1. The Company has issued a press release in connection with Dr. Goodwin’s appointment as Chief Medical Officer, which is attached hereto as Exhibit 99.1.

Resignation of Chief Financial Officer

On July 29, 2021, the Company announced the resignation of Piers Morgan, as the Company’s Chief Financial Officer. Mr. Morgan’s resignation was not caused by any disagreement with the Company.
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On July 30, 2021, the Company entered into an agreement with Mr. Morgan related to his resignation, pursuant to which his employment with the Company will terminate on the later of (i) the date that is seven calendar days following the transition of Mr. Morgan’s duties to his successor (which transition period shall not exceed three weeks following the commencement of such successor’s employment with the Company) (the “Transition Condition”) or (ii) the date of the public announcement of the top-line data from the Company’s ongoing Phase 2b clinical trial of COMP360 (the “Results Condition”), unless, in each case, Mr. Morgan’s employment is earlier terminated by the Company for cause (the “Separation Date”). If neither the Transition Condition nor the Results Condition occurs by February 14, 2022, the Separation Date shall be February 14, 2022. Under the Agreement, Mr. Morgan will continue to receive his salary and benefits and his outstanding equity awards will continue to vest in accordance with their terms until the Separation Date, following which any unvested equity awards with lapse in accordance with their terms. The Company has agreed that in the event the Separation Date occurs between 26 November 2021 and 14 February 2022, the vesting of two of Mr. Morgan’s equity awards will be accelerated such that Mr. Morgan will receive, in aggregate, 56,000 vested options in addition to his vested EMI options. Save as set out in the Agreement in respect of Mr. Morgan’s enterprise management incentive scheme (“EMI”) equity award, Mr. Morgan will be able to exercise vested equity awards for up to six months following the Separation Date. Mr. Morgan will be permitted to exercise his vested EMI equity awards for up to 90 days following the Separation Date, in accordance with the relevant EMI scheme rules. The Company has issued a press release in connection with Mr. Morgan’s departure as Chief Financial Officer, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
99.1	Press release issued by COMPASS Pathways plc on July 29, 2021
10.1	Employment Agreement by and between COMPASS Pathways plc and Guy Goodwin, dated July 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: July 29, 2021	By:	/s/ George Goldsmith
	Name: Title:	George Goldsmith Chief Executive Officer